UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A13

CUSIP No.	30049R209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		2,469,694

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,469,694

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,469,694

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 13 (the “Amendment No. 13”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer” or “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     On November 26, 2010, Ms. Singer entered into a Confidentiality Agreement, in the form filed as Exhibit 99.1 to the Schedule 13D filed on December 1, 2010 (the “November Confidentiality Agreement”), by and among the Issuer and Ms. Singer. Effective January 31, 2011, the November Confidentiality Agreement was amended to extend the period during which it remains effective so that, as so amended, the November Confidentiality Agreement remains in effect until February 15, 2011.
     In the interest of good governance, Ms. Singer has also asked that the Board of Directors of the Company promptly to take all steps that are necessary in order to:
(i) terminate the “poison pill” Rights Agreement, dated as of March 4, 2009, between the Company and American Stock Transfer & Trust Company LLC, and
(ii) cause the Restated Certificate of Incorporation and the By-laws of the Company to be amended so as to eliminate the “staggered board” provisions thereof, being those provisions that call for the Board of Directors to consist of three classes that are elected to serve for staggered three-year terms.
     Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Amendment to Confidentiality Agreement dated January 31, 2011.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2011

/s/ Karen Singer
Karen Singer

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